

Mail Stop 3720

May 18, 2017

William D. Sutton
General Counsel
RegNet, Inc.
15115 Park Row Blvd., Suite 300
Houston, TX 77084

> **Re:** **RigNet, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2017**
> **File No. 333-217867**

Dear Mr. Sutton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Brian Fenske
        Norton Rose Fulbright US LLP